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Exhibit 2.1

TERMINATION AGREEMENT

        This Termination Agreement (this "Agreement") is made and entered into as of August 13, 2002 by and between Western Sierra Bancorp, a California corporation ("WSB"), 4080 Plaza Goldorado Circle, Cameron Park, California 95682, and Mid Valley Bank, a California banking corporation ("MVB"), 910 Main Street, Suite F, Red Bluff, California 96080, with reference to the following:

RECITALS

          WHEREAS, on May 17, 2002, WSB and MVB entered into that certain Agreement and Plan of Reorganization (the "Merger Agreement") whereby WSB would acquire MVB pursuant to a merger of MVB with and into a newly formed wholly-owned subsidiary corporation of WSB (the "Proposed Transaction");

          WHEREAS, there is a dispute between the parties regarding the impact of certain recent developments;

          WHEREAS, as a result of the recent developments the parties wish to terminate the Merger Agreement and not consummate the Proposed Transaction and they further wish to resolve their dispute, on the terms and conditions set forth herein; and

          WHEREAS, the parties desire the terms and conditions of this Agreement to supersede any and all contrary or inconsistent terms or conditions set forth in the Merger Agreement;

          NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

AGREEMENT

        1.    Termination of Merger Agreement.    Pursuant to Section 11.1 (h) of the Merger Agreement, the Merger Agreement is hereby terminated and of no further legal force or effect as of the date of this Agreement.

        2.    Damages.    In lieu of any otherwise applicable Liquidated Damages (as that term is defined in the Merger Agreement) required pursuant to the Merger Agreement, MVB shall pay WSB cash in the amount of Seventy Five Thousand Dollars ($75,000.00) within one business day of the date of this Agreement.

        3.    Subsequent Transaction Fee.    In the event that MVB enters into a letter of intent (whether binding or non-binding) or a definitive written agreement with a third party within 12 months of the date of this Agreement, whereby MVB would be acquired, whether, directly or indirectly, through a merger, consolidation or otherwise, or sell all or substantially all of its assets, MVB shall pay WSB cash in the amount of Two Hundred Fifty Thousand Dollars ($250,000.00) within two business days after the date of entering into such agreement. This paragraph supersedes the provisions of Section 5.6 of the Merger Agreement.

        4.    Effect of Termination.

          (a)    Confidentiality; Business Records and Information.    In accordance with the provisions of Sections 5.1 and 6.1 of the Merger Agreement, as applicable, each party shall: (i) continue to hold in strict confidence all documents and information concerning the other party or the other party's subsidiaries, if any, obtained pursuant to the disclosure Schedules of Article III and IV of the Merger Agreement or pursuant to Sections 5.1 or 6.1 of the Merger Agreement, as applicable; (ii) not use such documents or information for its own benefit (except to the extent that such documents or information are a matter of public record); and (iii) return all such documents, as well as all documents, work papers and other materials of the other party relating to the Transactions (as that term is defined in the Merger Agreement) contemplated under the Merger Agreement, including, but not limited to, any documents provided pursuant to Sections 6.3 (c) and 5.3 (d) of the Merger Agreement, as applicable, to the party furnishing the same, without any copies being retained, except that the foregoing shall not apply to any documents, working papers, material or information which is a matter of public knowledge. All such documents shall be redelivered to the other party within ten business days of the date of this Agreement.

          (b)    Release.    Except as otherwise expressly provided herein, the termination of the Merger Agreement shall release each party from any liability or damage to the other party arising out of, in connection with or otherwise relating to, directly or indirectly, said party's material and bad faith breach, default or failure in performance of any of its covenants, agreements, duties or obligations arising under the Merger Agreement, or any breaches of any representation or warranty contained therein.

        5.    Entire Agreement.    The making, execution and delivery of this Agreement by the parties hereto have been induced by no representations, statements, warranties or agreements other than those expressed herein. This Agreement embodies the entire understanding of the parties and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof, unless expressly referred to by reference herein. Furthermore, the terms and conditions of this Agreement shall supersede any and all contrary or inconsistent terms or conditions under the Merger Agreement

        6.    Arbitration.    Any controversy or claim arising out of or relating to this Agreement, or the breach hereof, and which arises after the effective date of this Agreement, shall be settled by arbitration to take place in Sacramento, California, in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator or arbitrators may be entered in any court having jurisdiction.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MID VALLEY BANK		WESTERN SIERRA BANCORP
/s/ John B. Dickerson		/s/ Gary D. Gall
By:	John B. Dickerson	By:	Gary D. Gall
Its:	President and Chief Executive Officer	Its:	President and Chief Executive Officer
/s/ Lynne T. Moule		/s/ Philip S. Wood
By:	Lynne T. Moule	By:	Philip S. Wood
Its:	Corporate Secretary	Its:	Corporate Secretary

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  Exhibit 2.1
TERMINATION AGREEMENT
RECITALS
AGREEMENT